Exhibit 1.01

RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2014

1.	Background

U.S. Securities and Exchange Commission (“SEC”) rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) require a registrant with the SEC that uses conflict minerals (currently defined as tin, tantalum, tungsten or gold, or “3TG”1) to determine whether 3TG is necessary to the functionality or production of manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country (known collectively as the “Covered Countries”), or are from recycled or scrap sources. Based on the results of the RCOI, if the registrant has reason to believe that the necessary conflict minerals may have originated in the Covered Countries, and it has reason to believe that such materials may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its 3TG. This due diligence must be conducted in accordance with the framework established by the Organization of Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, or another nationally or internationally recognized framework.

As a result of the due diligence, if the registrant determines that its conflict minerals may have originated in the Covered Countries, or the registrant did not determine that its conflict minerals came from recycled or scrap sources, the registrant must file a Specialized Disclosure Report on Form SD that must include a Conflict Minerals Report as an exhibit. If a Conflict Minerals Report is required, the registrant’s Form SD must disclose that it has filed a Conflict Minerals Report and provide a link to its publicly-available Internet website where the Conflict Minerals Report is publicly available.

In accordance with these requirements of Section 1502 of the Dodd-Frank Act and the implementing SEC regulations, Raytheon Company (“we” or “Raytheon”) is submitting this Conflict Minerals Report for the reporting period from January 1, 2014 through December 31, 2014.

As a result of this requirement, Raytheon conducted an RCOI using a hybrid, risk-based approach targeting the top 90% spend suppliers with a high probability of having 3TG in their products provided to Raytheon.

2.	Company Overview

Raytheon Company is a technology and innovation leader specializing in defense, security and civil markets throughout the world. With a history of innovation spanning 93 years, Raytheon provides state-of-the-art electronics, mission systems integration and other capabilities in the areas of sensing; effects; and command, control, communications and intelligence systems; as well as cyber security and a broad range of mission support services. Additional information about Raytheon, our products and subsidiaries may be obtained by accessing our corporate website, www.raytheon.com.

Raytheon is committed to ethical business conduct and the responsible sourcing of minerals through our global supply chain.

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1 In this document, the terms “conflict minerals” and “3TG” are both used and are synonymous with each other.

3.	Due Diligence on Source and Chain of Custody

3.1
Design of the Raytheon Due Diligence Framework. In accordance with SEC regulatory requirements implementing Section 1502 of the Dodd-Frank Act, we have designed our conflict minerals due diligence framework to materially conform to the internationally-recognized framework developed by the OECD, titled “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.” Raytheon’s designed due diligence framework includes the following five steps:

Step 1: Establish Company Management Systems
Step 2: Identify and Assess Risks in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks
Step 4: Work with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
Step 5: Report Annually on Supply Chain Due Diligence

3.2	Description of Due Diligence Measures Performed. Based on our due diligence framework, we conducted the following activities in 2014:

3.2.1
Strengthened Raytheon Management Systems. In 2013, Raytheon established and communicated a Conflicts Minerals Policy Statement to our employees, suppliers and the public that states both our commitment to ethical business conduct and the responsible sourcing of minerals through our global supply chain. The Raytheon Conflict Minerals Policy Statement remains in place and is available at: http://www.raytheon.com/responsibility/environment/conflict_minerals/index.html . The commitment made in our policy statement continued to guide our conflict minerals compliance actions in 2014. Further, our established structured internal management system approach and procedures used in 2014 included the following features:

•	Authority and responsibility remained aligned to Supply Chain Management to oversee the due diligence process.

•
An organizational structure and the communication processes for conflict minerals regulatory compliance remained in place to manage our conflict minerals efforts. The Raytheon conflict minerals effort was executed by a senior project manager under the direction of an executive steering team of senior leaders.

•	Dedicated resources were provided to the Raytheon conflict minerals project to establish and support the operation and monitoring of our conflict minerals processes.

•	Program reviews and feedback enhanced our conflict minerals processes.

•
Supply chain controls were used to promote the transparency of 3TG in our supply chain, including requesting information from our suppliers about smelters or refiners (“smelters/refiners”) supplying 3TG in our supply chain.

•
Engagement with suppliers was strengthened through continued use of conflict mineral terms and conditions on our purchase orders and through information provided to our suppliers on the conflict minerals regulatory compliance requirements: (a) through communications messages sent to suppliers; (b) during Raytheon-supplier events; and (c) through resources provided on our “Supplier Connections” website (http://www.raytheon.com/connections/supplier/) and our restricted-access supplier interface portal, through which suppliers can access resources related to conflict minerals, including a “Frequently Asked Questions” document from the Aerospace Industries Association’s (“AIA”) Conflict Minerals Working Group (“CMWG”) as well as additional information from the SEC on conflict minerals.

•
An existing grievance process that covered conflict minerals concerns was included under our corporate ethics management. Additionally, interested parties could also contact Raytheon concerning conflict minerals concerns via email to conflict_minerals@raytheon.com.

3.2.2
Identified and Assessed Risks in the Supply Chain. There are many levels of suppliers between Raytheon and the smelters/refiners in our supply chain. We are therefore distant from the sources of 3TG in our products and obtaining information about smelters/refiners in our supply chain continues to be challenging. Our due diligence efforts were executed so as to identify and assess the risk that the 3TG in our supply chain may be coming from sources supporting armed groups in the Covered Countries. In order to identify that risk, we requested identified suppliers to provide information to us regarding sources of 3TG in the products supplied to us and to identify 3TG smelters/refiners in our supply chain. To obtain that information, we requested our suppliers utilize the template developed by the Conflict-Free Sourcing Initiative© (“CFSI©”), known as the Conflict Minerals Reporting Template (“CMRT”), in reporting their information.

3.2.3
Designed and Implemented a Strategy to Respond to Identified Risks. At the conclusion of the RCOI effort, Raytheon reviewed supplier responses against pre-established criteria developed to determine which suppliers required further evaluation to identify risk. The criteria included supplier assertions that their products did not contain any 3TG when Raytheon had reason to believe otherwise, and statements from suppliers that 3TG in their products originated (or may have originated) in the Covered Countries. Where supplier information indicated a risk, the strategy required us to assess the identified risk and take appropriate actions to mitigate it, when needed.

For suppliers that reported their products did not contain any 3TG, but Raytheon had reason to believe otherwise, Raytheon performed additional engineering analysis to confirm the supplier’s assertion and conducted further due diligence, if required.

For suppliers who indicated that they have minerals originating in the Covered Countries in their products, Raytheon conducted further inquiries to determine whether the specific products they supplied to us may have contained 3TG from the Covered Countries.

As a result of our inquiries, only one (1) supplier could identify specific products supplied to Raytheon where 3TG were exclusively obtained from smelters/refiners sourcing 3TG originating in the Covered Countries. For that supplier, we determined an identified smelter was sourcing tin originating in the Covered Countries, but that smelter was compliant with the CFSI process and is thus committed to obtaining its tin from sources demonstrated not to support armed conflict. The smelter identified was the Malaysia Smelting Corporation (CFSI Smelter ID CID001105). Five (5) other suppliers indicated they actually or potentially sourced 3TG from the Covered Countries, but all were sourcing from smelters/refiners that were compliant with the CFSI process. Further, these five suppliers indicated that they could not identify the source(s) of 3TG in specific products supplied to Raytheon. All other suppliers were not able to establish a direct connection from specific smelters/refiners in their supply chains to products sold to Raytheon. After reviewing lists of CFSI-compliant smelters/refiners, we were able to determine that many of the smelters/ refiners identified by our suppliers were compliant with the CFSI process; but some were not. These products could be incorporated into a wide variety of Raytheon products, identified in Table 1:

Table 1: Raytheon Manufactured Products and Product Descriptions

Products	Description
Air and Missile Defense	Interceptors, radars and space sensors that provide protection against ballistic missiles, cruise missiles, aircraft and other threats
Command, Control, Communications, Computers and Intelligence, Surveillance and Reconnaissance (C4ISR)
Products that are used to provide increased situational awareness and control capabilities including fire control, air traffic management, flying satellite, position reporting, combat management, and communications

Products	Description
Cyber
Products used to defend networks and build cyber resiliency into software, hardware and architecture including cross domain information sharing, counterintelligence solutions, network monitoring and traffic analysis, and encryption hardware

Electronic Warfare (EW)
Products that use the electromagnetic (EM) spectrum or directed energy to control, attack, or impede the enemy or ensure friendly access to the EM spectrum, including radar warning receivers, airborne decoys, electronic attack, tactical signal intelligence, EW battle management, and jammers

Sensors and Imaging
Products intended to detect the presence, direction, distance and speed of objects such as aircraft situational awareness radars, fire control radars, and space sensors, not included in the C4ISR or Air and Missile Defense categories

Precision Weapons	Missiles, torpedoes, bombs, and ammunition, as well as ordnance and weapons delivery equipment
Training and Services	Products for training and service related activities including test equipment, training equipment, simulation and security systems
Classified	Products whose make-up and /or details are deemed sensitive information based on national or regional security interests

The list includes product systems and system components, including components needed for operation, maintenance, and/or repair or provided for the upgrade of existing products. Also, the listed products are not exclusive to each other; some products may contain several product categories in a single, integrated Raytheon-produced product.

3.2.4
Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices. Raytheon is several tiers removed from the smelters/refiners in its 3TG supply chain and does not contract directly with any smelters/refiners. However, we participate in industry-wide initiatives that enable us to obtain certain information from upstream suppliers within the supply chain. One such industry initiative that we support is the CFSI that audits smelters’ and refiners’ due diligence activities and promotes the responsible sourcing of 3TG. The data on which we relied for certain statements in this disclosure was obtained through our membership in the CFSI.

Raytheon led the AIA CMWG during this reporting period; the CMWG facilitates education and awareness of conflict minerals compliance for its constituent members and the Aerospace and Defense industry supply chain. Raytheon also supports the conflict minerals activities of the electronics industry IPC trade organization (http://www.ipc.org), which has two different committees focused on conflict minerals due diligence and supply chain data exchange.

3.2.5
Reported on Supply Chain Due Diligence. We are reporting annually to the SEC, the public and our shareholders by submitting this SEC filing, as well providing additional information on our conflict mineral efforts internally and externally through various Raytheon websites. We will also include information on conflict minerals efforts as part of our 2014 Corporate Responsibility Report that will be published in 2015.

4.	Steps Taken or to Be Taken to Mitigate the Risk that Necessary Conflict Minerals Benefited Armed Groups and to Improve Due Diligence

In 2015 and beyond, we expect to make further progress in reaching through the levels of our supply chain in the continued effort to identify the smelters/refiners supplying the 3TG in our products and obtain information about their 3TG mineral sourcing and due diligence practices. Our focus in 2015 is to work closely with a subset of our direct suppliers (i.e., those suppliers from whom Raytheon directly buys products or materials), beginning with those with whom we conduct the largest volume of business. Using the information obtained from our direct suppliers, we plan to continue to obtain as much information as we can about the identities and status of the 3TG smelters/refiners in our supply chain. Due to the complexity of our multi-level supply chain, we continue to expect that identifying and obtaining information on those smelters/refiners may, and in most cases will, take several years; our recent experience supports that expectation.

We will also continue to use information about the smelters/refiners in our 3TG supply chain to enhance our due diligence capabilities and risk management efforts. The information from our suppliers will continue to lead us towards engaging more directly with the smelters/refiners to gather information, and possibly affect their due diligence and sourcing practices by leveraging industry activities.

Further, information on supplier responsiveness and sourcing practices will be recorded and used in supplier assessment and selection to support supplier reporting and encourage effective supplier due diligence practices.

5.	The Facilities Used to Process the Conflict Minerals

We are a “downstream” company with many tiers in our supply chain between us and smelters/refiners supplying 3TG in our supply chain. As discussed above, we have only been able to identify one supplier that can establish a direct connection between the products they supply us and specific smelters/refiners. That smelter is the Malaysian Smelting Corporation, located in Malaysia; additional information on the company and its tin sourcing practices is available on its website: http://www.msmelt.com/abt_policy.htm.

6.	The Countries of Origin of the Conflict Minerals

From the information we have received from our suppliers in 2014, we were able to determine in only one instance the country of origin of the 3TG in our manufactured products. The identified smelter, Malaysia Smelting Corporation, indicates that it sources tin primarily from Rwanda and the Katanga province of the DRC. The other information we received either did not identify the country of origin, or was not directly attributable to specific products supplied to Raytheon. As a result, except for a single instance we cannot confirm the extent to which the 3TG in our products came from the Covered Countries at this time.

7.	Efforts to Determine Mine or Origin with the Greatest Possible Specificity

Although one supplier was able to identify specific products supplied to Raytheon where 3TG were exclusively obtained from smelters/refiners in the Covered Countries, it was not able to determine the specific mines of origin of those 3TG, nor were we able to obtain this information from the identified tin smelter. Raytheon will continue to work with its supply chain to identify specific smelters/refiners and we will continue to ask for this information as part of our supplier survey process.